SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq. Cathy A. Birkeland, Esq. Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 448579102	13D	Page 2 of 7 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely as former co-trustees of the U.S. Situs Trusts (as defined in the Schedule 13D).

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO

CUSIP No. 448579102	13D	Page 3 of 7 Pages

EXPLANATORY NOTE: This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 5 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 9, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 29, 2011 (“Amendment No. 3”) and Amendment No. 4 to Schedule 13D filed by the Reporting Persons on January 4, 2012 (“Amendment No. 4”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On November 30, 2012, Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer resigned as co-trustees of each of the U.S. Situs Trusts, and successor trustees were appointed of such trusts (the “Change of Trustee”). Due to the Change of Trustee, the shares of Common Stock held by the U.S. Situs Trusts are now beneficially owned by the successor trustees, solely in their capacity as trustees of such trusts. No consideration was paid in connection with the Change of Trustee and the Change of Trustee constitutes a “Permitted Transfer” as defined in the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock, $0.01 par value per share (the “Class B Common Stock”), held by the U.S. Situs Trusts remain shares of Class B Common Stock following the Change of Trustee.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Change of Trustee was completed on November 30, 2012, as described in Item 3 of this Amendment No. 5.

CUSIP No. 448579102	13D	Page 4 of 7 Pages

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof and following the Change of Trustee, the Reporting Persons do not beneficially own any shares of Class A Common Stock in the capacity as co-trustees of the U.S. Situs Trusts.

Schedule B attached to this Amendment No. 5 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 5 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Separately Filing Group Member (as defined in the Schedule 13D). All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

(c) The Change of Trustee was completed on November 30, 2012.

(e) After giving effect to the Change of Trustee on November 30, 2012, the Reporting Persons ceased to be the beneficial owners of any Class A Common Stock in the capacity as co-trustees of the U.S. Situs Trusts.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2012

U.S. Situs Trusts

/s/ Thomas J. Pritzker
Thomas J. Pritzker, not individually, but solely in the capacity as former co-trustee of the U.S. Situs Trusts.

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the capacity as former co-trustee of the U.S. Situs Trusts.

/s/ Karl J. Breyer
Karl J. Breyer, not individually, but solely in the capacity as former co-trustee of the U.S. Situs Trusts.

[Signature Page to Amendment No. 5 to Schedule 13D]

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	—	—	—	—	—	—
Trustee of the Non-U.S. Situs Trusts[7]	—	—	3,447,946	2.9%	2.1%	2.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	20,900,329	17.6%	12.7%	17.0%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	5,698,814	4.8%	3.5%	4.6%
Trustees of the James N. Pritzker Family Trusts[10]	8,470	*	4,959,289	4.2%	3.0%	4.0%
Trustees of the John A. Pritzker Family Trusts[11]	—	—	64,941	*	*	*
Trustees of the Linda Pritzker Family Trusts[12]	—	—	38,307	*	*	*
Trustees of the Karen L. Pritzker Family Trusts[13]	—	—	8,584,104	7.2%	5.2%	7.0%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[14]	10,499	*	10,018,946	8.4%	6.1%	8.1%
Trustees of the Daniel F. Pritzker Family Trusts[15] .	—	—	10,001,457	8.4%	6.1%	8.1%
Trustees of the Anthony N. Pritzker Family Trusts[16]	—	—	6,186,817	5.2%	3.8%	5.0%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[17]	—	—	17,550,065	14.8%	10.7%	14.3%
Trustees of the Jay Robert Pritzker Family Trusts[18]	—	—	6,051,483	5.1%	3.7%	4.9%
Trustee of the Richard Pritzker Family Trusts[19]	—	—	—	—	—	—
Pritzker Family Group Totals	18,969	*	93,502,498	78.8%	57.0%	75.9%
*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.
[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,387,810 shares of the Class A Common Stock outstanding as of October 26, 2012, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 118,614,584 shares of Class B Common Stock outstanding as of October 26, 2012.
[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock outstanding as of October 26, 2012.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 26, 2012, which is comprised of 45,387,810 shares of Class A Common Stock and 118,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 59,853 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96 and 31,852 SARs that are currently exercisable at an exercise price of $41.74. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 7 of 7 Pages

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[19]

See the Schedule 13D filed on August 26, 2010, as amended, by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.